240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.

Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

(Name of Issuer)

Pulmonx Corporation

(Title of Class of Securities)

Common Stock, par value $0.001 per share

(CUSIP Number)

745848101

(Date of Event Which Requires Filing of this Statement)

January 3, 2023

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745848101
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,955,477
(7) Sole dispositive power 0
(8) Shared dispositive power 1,955,477
(9) Aggregate amount beneficially owned by each reporting person 1,955,477
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.2%
(12) Type of reporting person (see instructions) PN

CUSIP No. 745848101
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,955,477
(7) Sole dispositive power 0
(8) Shared dispositive power 1,955,477
(9) Aggregate amount beneficially owned by each reporting person 1,955,477
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.2%
(12) Type of reporting person (see instructions) CO

CUSIP No. 745848101
(1) Names of reporting persons Cubist Systematic Strategies, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 16,148
(7) Sole dispositive power 0
(8) Shared dispositive power 16,148
(9) Aggregate amount beneficially owned by each reporting person 16,148
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) <0.1%
(12) Type of reporting person (see instructions) OO

CUSIP No. 745848101
(1) Names of reporting persons Point72 Middle East FZE
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United Arab Emirates
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 185
(7) Sole dispositive power 0
(8) Shared dispositive power 185
(9) Aggregate amount beneficially owned by each reporting person 185
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) <0.1%
(12) Type of reporting person (see instructions) OO

CUSIP No. 745848101
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,971,810
(7) Sole dispositive power 0
(8) Shared dispositive power 1,971,810
(9) Aggregate amount beneficially owned by each reporting person 1,971,810 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.3%
(12) Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:

Pulmonx Corporation

Item 1(b) Address of issuer's principal executive offices:

700 Chesapeake Drive, Redwood City, California 94063

2(a) Name of person filing:

This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset
Management”) with respect to shares of common stock, par value $0.001 per share
(“Shares”), of the Issuer held by Point72 Associates, LLC, an investment fund it manages
(“Point72 Associates”); (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”)
with respect to Shares held by Point72 Associates; (iii) Cubist Systematic Strategies, LLC
(“Cubist Systematic Strategies”) with respect to Shares held by certain investment funds it manages; (iv) Point72 Middle East FZE (“Point72 Middle East”) with respect to
Shares held by certain investment funds it manages; and (v) Steven A. Cohen
(“Mr. Cohen”) with respect to Shares beneficially owned by Point72 Asset
Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, and
Point72 Middle East.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic
Strategies, Point72 Middle East, and Mr. Cohen have entered into a Joint Filing
Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

2(b) Address or principal business office or, if none, residence:

The address of the principal business office of (i) Point72 Asset Management,
Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road,
Stamford, CT 06902; (ii) Cubist Systematic Strategies is 55 Hudson Yards,
New York, NY 10001; and (iii) Point72 Middle East is EO3, 04, Sheikh Rashid
Tower, Dubai World Trade Centre, Dubai, United Arab Emirates.

2(c) Citizenship:

Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc.
is a Delaware corporation. Cubist Systematic Strategies is a Delaware limited liability company. Point72 Middle East is a limited liability free zone establishment. Mr. Cohen is a United States citizen.

2(d) Title of class of securities:

Common Stock, par value $0.001 per share

2(e) CUSIP Number:

745848101

Item 3.

Not applicable

Item 4. Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting
Person hereto and is incorporated herein by reference for each Reporting Person.  Such information is as of the close of business on January 3, 2023.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic
Strategies, Point72 Middle East, and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72
Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages.
Pursuant to an investment management agreement, Point72 Middle East maintains investment and voting power with respect to the securities held by certain investment funds it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc.,
Cubist Systematic Strategies, and Point72 Middle East.   The filing of this statement should not
be construed as an admission that any of the foregoing persons or any reporting person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [  ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2023

POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 MIDDLE EAST FZE

By: /s/ Rafael Lopez Espinosa
Name: Rafael Lopez Espinosa
Title: Authorized Person

STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person